September 19, 2008

VIA EDGAR AND FACSIMILE ((202) 772 – 9202)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Joseph A. Foti Mr. Juan Migone

Re:	CEC Entertainment, Inc.

Form 10-K for the year ended December 30, 2007

Filed February 28, 2008

File No. 001-13687

Gentlemen:

On behalf of CEC Entertainment, Inc., a Kansas corporation (the “Company,” “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments received from the Commission’s staff (the “Staff”) on August 27, 2008, regarding the Company’s Form 10-K filed with the Commission on February 28, 2008 (the “Form 10-K”).

For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 30, 2007

Item 6 – Selected Financial Data

Non-GAAP Performance Measures, page 18

1.

You state that adjusted EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your industry. In

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this regard, it appears that your presentation of adjusted EBITDA also does not meet the conditions of use specified in Item 10(e)(1)(i)(C) of Regulation S-K (see footnote 44 of FR-65). Furthermore, it is unclear how this non-GAAP measure provides useful or comparable information as other industry registrants are not presenting a similar non-GAAP measure in filings with the commission. As such, please revise to delete this non-GAAP measure in future filings.

Response:

It is our understanding that Item 10(e)(1)(i)(C) of Regulation S-K requires that a registrant must include “[a] statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.” We believe that our statement on page 18 that “[t]he Company believes that the presentation of non-GAAP measures provides useful information to investors and other interested parties regarding the Company’s operating performance, its capacity to incur and service debt, fund capital expenditures and other corporate uses” is consistent with and addresses the requirements of Item 10(e)(1)(i)(C) of Regulation S-K because it provides substantive justification as to why the presentation of this non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. In order to do so, companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In this regard, since you are making such a significant investment in remodeling your current stores, tell us and please consider revising future filings to provide more details regarding your current remodeling plans and the long term operational trends management expects to achieve through this process. In particular, you should consider enhancing your disclosures in relation, but not limited to the following:

•

The underlying reasons for making such a large investment in remodeling your stores to increase entertainment space (e.g. these services are more profitable or/and sales drivers that would significantly increase your revenues, therefore providing a larger return on investment);

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September 19, 2008

•	Expected or known operating trends related to your remodeling (e.g. increased sales, greater profitability as well as any expected write-offs related to games and equipment);

As discussed in Section III.B.3 of our most recent MD&A release (i.e. FR-72), please note that the disclosures required to address known material trends and uncertainties in the discussion and analysis should not be confused with optional forward-looking information. Not all forward-looking information falls within the realm of optional disclosure. In particular, material forward-looking information regarding known material trends and uncertainties is required to be disclosed as part of the required discussion of those matters and the analysis of their effects.

Response:

In our MD&A on page 23 of our Form 10-K, we discuss the three specific initiatives that constitute our capital expenditure plan (major remodels, store expansions and game enhancements) and are integral components of our business development strategy for maintaining sales and protecting cash flows of our existing store base. We also believe that our capital expenditure plan is an important strategy for increasing the long-term sales of our existing store base. As we have discussed on our quarterly earnings calls and communicated to our investors and analysts, we believe that our capital initiatives not only impact our sales, but are also instrumental in increasing our long-term operating cash flow.

In response to this comment, we intend, in future filings, to (i) expand the discussion of our three capital initiatives with respect to our stores, (ii) articulate management’s rationale for investing in our existing store base as it relates to the capital initiatives and (iii) where appropriate, provide more details regarding long term operational trends management expects to achieve as a result of the capital initiatives. Our capital initiatives do not involve any material contractual obligations, therefore it will not be necessary for us to revise our future filings to address such commitments in relation to our major remodels, store expansions or game enhancements.

We intend to expand our discussion and disclose such additional details including, but not necessarily limited to, the following:

Capital investment in existing stores

We believe that to maintain consumer demand for and the appeal of our concept, we must continually reinvest in our existing stores. We undertake periodic major remodels when there is a need to improve the overall appearance of a store or when we introduce concept changes or enhancements to our stores. We consider our investments in store expansions to generally be discretionary and are performed to improve the appeal of our stores and to respond to sales

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September 19, 2008

growth opportunities as they arise. Game enhancements incorporate improvements in game technology and counteract general wear and tear on the equipment.

Maintenance of sales and cash flows

We believe that our capital initiatives involving major remodels and game enhancements are required in order to maintain and protect our existing sales and cash flows. Major remodels and game enhancements freshen and improve the overall appearance of our stores, and are necessary to keep pace with consumer entertainment expectations. The lifecycles of our store format and our games are largely driven by changes in consumer behaviors and preferences.

Growth of comparable store sales and cash flows

While we are hopeful that our major remodels and game enhancements will drive incremental sales growth, we believe that our capital spending with respect to expansions of existing stores will more directly lead to comparable store sales and cash flow growth. In contrast to capital spending on remodels and game enhancements, store expansions are viewed as discretionary capital spending. We typically invest in expansions when we believe there is a potential for sales growth and, in some instances, in order to maintain sales in stores that compete with other large-box competitors.

Store expansions allow the affected store to accommodate more guests in a less congested atmosphere, which we believe improves the quality of the guests’ experience. A store expansion includes both an increase in the store’s seat count and the space available for our various entertainment offerings. We believe that expanding the square footage and entertainment space of a store increases our guest traffic and enhances the overall customer experience, which we believe will contribute to the growth of our long-term comparable store sales. The objective of an expansion or remodel that increases space available for entertainment is not intended to exclusively improve our entertainment sales, but rather is focused on impacting total company-store sales through increased guest traffic and satisfaction.

Overview, page 19

3.	In light of the significant amount of common stock that you have repurchased over the last four years and its related material impact on earnings per share (“EPS”) in these reporting periods, we believe you should expand your Overview (Executive) summary section to discuss this repurchase program and the related impact it has had on changes in EPS. To highlight and provide information about the variability of a company’s EPS so that investors can ascertain the reasons for material changes in amounts of EPS, please provide a table that separately discloses the amount of each reporting period’s change between amounts attributable to the impact of (i) the share repurchase program; and (ii) amounts attributable solely to net income. We believe this disclosure is important so readers do not incorrectly attribute changes in EPS solely to operational changes (i.e. improvements, etc.). Please advise and revise as appropriate in future filings.

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September 19, 2008

Response:

We agree with the Staff’s observation that the significant amount of common stock that we have repurchased has had a material impact on our EPS and we intend, in future filings, to expand our discussion to provide more detailed information about the shares we have repurchased and highlight for investors the estimated impact the repurchases have had on our diluted EPS. After careful consideration, we have elected to use a narrative format because we believe this approach provides investors with meaningful information regarding the estimated impact of the repurchases on EPS without requiring us to utilize non-GAAP financial measures to communicate the information. Our disclosure will include, but is not necessarily limited to, the following:

“During 2007, 2006 and 2005 we repurchased 7,887,337 shares, 1,959,635 shares and 3,289,247 shares, respectively, of our common stock under a plan authorized by our Board of Directors, which reduced our weighted average diluted shares outstanding by 2,393,932 shares, 1,283,273 shares and 1,573,842 shares, respectively. We estimate that the decrease in the number of weighted average diluted shares outstanding attributable to our share repurchases benefited our diluted earnings per share by $x.xx, $x.xx, and $x.xx during 2007, 2006 and 2005, respectively. Our estimate is based on the weighted average number of shares repurchased during the period and includes an estimate for additional interest expense attributable to increased borrowings under our revolving credit facility to finance the repurchases. Our computation does not include the effect prior year share repurchases have had on the current year.”

Contractual Obligations, page 24

4.	As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable, please disclose the methodology used to estimate the interest payment.

Response:

In response to this comment, we intend, in future filings, to expand our disclosure related to variable interest payments to include (1) a separate line item in the contractual obligation table for interest obligations and (2) a footnote describing the methodology used to estimate the interest amounts, taking into account the amount of outstanding debt subject to the variable rate, the basis of the rate, the rate assumed for purposes of the tabular presentation, and the impact of any interest rate swap arrangements.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

5.

Based on disclosures throughout your filing and our understanding of your business structure, we note that you provide both full-service family entertainment (e.g. musical and comic entertainment, games, rides, and arcade-style activities) and dining (sale of

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September 19, 2008

tangible products – pizzas, sandwiches, appetizers, etc.) in your stores. It also appears that the entertainment and dining activities each separately provide a material amount of your consolidated revenues. In addition, based on disclosures on page 3, it appears that your new business development strategy is to remodel your current stores and invest capital through the evolution of games, rides and entertainment packages by increasing space allocated to the game room and the number of games as well as rides.

Response:

As a lead-in to the balance of this discussion, we first believe that it is beneficial to discuss our overall concept and the manner in which we manage and promote our business. We believe that our combined restaurant and entertainment center concept puts us in a niche which combines elements of both the restaurant and entertainment industries. However, we do not consider these elements to be mutually exclusive. Rather, we believe that our concept succeeds only through the integration of the dining and entertainment experiences. We do not believe that either element could exist on a stand-alone basis within our concept.

While we understand that the manner in which we manage our business is not the primary driver of financial reporting, we believe that it is important to understand how we operate the concept because it is directly attributable to how our customers value and utilize our integrated entertainment experience. We operate our business around the promotion and sale of a single, integrated product consisting of a combination of wholesome family dining and entertainment. Our guest experience is inextricably linked with the overall entertainment environment that is inherent in our store locations. By this we are referring to the attractions that are provided to our guests free-of-charge, including our showroom (animatronics, blue screen and show tapes), Chuck E. Cheese character walk-arounds, SkyTubes (tubes and tunnels guests can crawl through), live shows performed by our store employees, and our Club House and ToddlerZone entertainment offerings. We believe that these attractions are an integral part of the total customer experience and are a key component in the overall value that customers perceive they are purchasing, yet they are offered at no direct charge. Additionally, we provide game and ride tokens to our customers at no cost with the purchase of any food item, in an amount that is based on the dollar amount spent. We believe this further illustrates that entertainment is woven into the fabric of our guest experience, without requiring our guests to make separate or incremental entertainment purchases of game and ride tokens.

Based on market research, we believe the entertainment aspect of the Chuck E. Cheese’s (“CEC”) experience is the primary factor attracting customers to our business. In August 2006, we completed a comprehensive customer survey and in that survey a mere 3% of our customers stated that their main reason for visiting us was for a meal opportunity. Furthermore, when customers were asked to list alternative activities to visiting our locations, only 8% cited restaurants. The remaining 92% cited some form of entertainment or family activity. While the survey indicates that entertainment is the main factor driving customer visits to our locations, it is also clear that the dining component is also an important aspect of the CEC experience because over 90% of customers that were surveyed stated that they purchased food or planned to purchase food during their visit. Based on this information and our years of experience operating our stores and managing our brand, we believe that the dining and entertainment components of our business are interdependent.

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We do not manage our business based on dining or entertainment revenue individually. Not only do we not view any meaningful distinction between dining and entertainment from a revenue perspective, our internal management reporting presents only direct costs (food/beverage, and prize costs) associated with our dining and entertainment revenue; it does not provide for a full allocation of all the costs necessary to analyze profitability on a dissagregated basis. First, a separate cost allocation does not exist for dining and entertainment individually because it is not how we manage the business. Second, a full allocation of costs would be difficult as our labor and overhead jointly deliver a single product of wholesome family dining and entertainment. For instance, our store employees are trained to sell packaged dining and entertainment products and attend to our guests needs with respect to both. Our store employees conduct these activities on a daily basis in a seamless manner; therefore it would be impracticable to estimate with any degree of accuracy what component of their time is spent on each disaggregated revenue component.

Furthermore, we believe any attempt to assess profitability individually to entertainment would be skewed because all of our games and rides require only a single token to operate, which we believe is a significant value since the maximum price a guest may pay is $0.25, but will generally be less when tokens are purchased as part of a package or in larger quantities. Offering game tokens at a reduced cost or no cost can be economically justified only through the inherent “subsidy” provided by sales of food items. Simply stated, we do not believe our concept could succeed with entertainment as the stand-alone product. We also believe our concept could not succeed with dining alone. Our concept succeeds and has value only through the integration of the dining and entertainment experience. As a result, our business decisions are not driven by either dining or entertainment results individually.

Also, we do not compensate any of our officers or employees based on the revenue or profits generated by dining or entertainment individually. Lastly, our marketing and advertising are designed to deliver positive messages about the CEC experience, which involves a unique combination of food and entertainment.

While an important component of our business strategy includes investing in major remodels and expansions of our existing store base, which frequently result in more space allocated to the stores’ dining and entertainment areas, the purpose of these capital initiatives is not solely to increase game sales individually. Rather, the rationale for these investments is to increase customer traffic in our stores, resulting in higher comparable store sales from combined dining and entertainment generated revenue. We demonstrate this rationale in our store expansions where we typically increase booth and table seat count by approximately 20% and allocate additional space to our play areas. As a result, we make capital investments based on our belief that the investment will drive total revenue and profits.

Based on the Staff’s comments, we believe that it would be beneficial to our readers to provide more detail with respect to our combined restaurant and entertainment center concept and the manner in which we operate our brand. We intend to incorporate the general themes and concepts we have described above in our future filings.

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September 19, 2008

6.	As such, in future filings, it appears that you should disaggregate the disclosure of “Company store sales” on the face of your consolidated statements of earnings by expanding your revenues components to separately disclose amounts for “Food and Beverage Revenues” and “Amusement (Entertainment) and Other Revenues” as well as their separately related “Cost of Sales” amounts. We believe that this separate disclosure is supported as (i) Rule 5-03(b)(1)-(2) of Regulation S-X provides for enhanced and separate disclosure of material revenue activities; (ii) Topic 11L of the Staff Accounting Bulletins provides a basis for separate disclosures of revenues and its related costs of entertainment and dining activities similarly used by others that provide these types of activities; and (iii) there are some similar features in the nature of your operations to others that may provide a breakout of separate interrelated major components (e.g. breakout of hotel and dining, hotel and entertainment, passenger ticket and onboard revenues, etc.) Lastly, we believe this disclosure provides useful and meaningful information to readers as well as comparability to other entertainment and dining registrants who provide a separate breakout of “Food and beverage revenues” and “Amusement and other revenues” and its related costs. This separate disclosure becomes even more pertinent where the trends and amounts of revenues and costs related to each of these activities may change between reporting periods and in future periods as one strategies change as cited in the above paragraph. Therefore, please advise and revise as appropriate in future filings.

Response:

We respectfully submit that consistent with the rationale we previously discussed in our response to Comment 5 above, we believe that based on our combined restaurant and entertainment center concept, our presentation of a single “Company store sale” revenue caption is appropriate.

We understand that Rule 5-03(b)(1) of Regulation S-X requires that a registrant separately state certain specified components of net sales and gross revenues, including, but not limited to: (1) net sales of tangible products, (2) revenues from services, and (3) other revenues. Based on our belief that we have a single, aggregated revenue stream comprised of dining and entertainment revenue, we believe that our presentation of a single “Company store sales” revenue amount in our consolidated statement of earnings is an acceptable approach consistent with Rule 5-03(b)(1).

We have read and understand the requirements set forth with Topic 11L of the Staff Accounting Bulletins. Based on the discussion provided above, we respectfully submit to the Staff that no additional breakout of cost information is necessary in future filings based on our presentation of a single revenue caption.

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While we recognize that other registrants may offer both dining and entertainment products, we believe that our concept is particularly unique for the reasons previously discussed in our response to Comment 5 above. In contrast to other registrants that provide both dining and entertainment, we believe that hotels, casinos and other like establishments have very distinct revenue streams that can largely be independent from one another. A guest of those establishments can reasonably patronize a hotel restaurant without utilizing its lodging services, and vice versa. Similarly, a guest can reasonably utilize the gambling services of a casino without patronizing its restaurants or lodging options. We believe that these establishments manage the food and entertainment revenue streams separately, because each is unique and may have distinct customer profiles and contributions to operating profits. These entities’ revenue streams will also generally reflect physical distinctions. In our stores, the dining and entertainment areas are intermingled, often with little distinction, particularly with respect to our live and/or animatronic stage performances that are integrated in the dining area. We believe that our operation is further differentiated by the significant economic subsidy inherent in our dining sales. As previously discussed in our response to Comment 5, we believe our concept could not succeed with either dining or entertainment as a stand-alone product. Unlike the other registrants referenced in the Staff’s comment, our concept succeeds and has value only through the integration of dining and entertainment.

7.	Additionally, based on the aforementioned factors, it appears that you should revise your MD&A disclosures to discuss both revenues as well as costs of sales for entertainment services and food products separately. This detailed and separate presentation affords investors of the relative contribution of these separate activities to revenues and costs. For guidance, please refer to FR-72 (Release No. 33-8350).

Response:

Based on the rationale previously discussed in our responses to Comments 5 and 6 above, we respectfully submit to the Commission that no revisions to MD&A to discuss both revenues as well as costs of sales for entertainment services and food products separately are required since we consider our game and food revenues a single, inseparable revenue source.

Notes to Consolidated Financial Statements

Note 1 – Summary of significant accounting policies

8.	Reference is made to your accounts receivable note (3) that includes amounts for vendor rebates. Please tell us and disclose in future filings the accounting treatment pertaining to vendor rebates including whether you specifically considered EITF 02-16. In addition, please consider MD&A disclosure requirements regarding the comparability of financial statement information with respect to material difference in amounts of vendor rebates received from period to period.

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Response:

We receive rebates from primarily a single third-party product vendor through a volume purchasing and promotional arrangement. As set forth within EITF 02-16, we consider vendor rebates received to be a reduction in the price of a vendor’s products unless the allowance represents reimbursement of specific, incremental and identifiable costs incurred to promote a vendor’s products and services. In this case, we record the vendor reimbursement as an offset to the associated expense we have incurred to promote the applicable products and services. In response to this comment, in future filings, we intend to add a significant accounting policy disclosure in our notes to consolidated financial statements for vendor rebates that describes the nature of the arrangement we have with the vendor, the accounting treatment we have applied, including recognition and measurement methodology, and the financial statement captions impacted by the arrangement.

During 2007 and 2006, total vendor volume rebates as a percentage of total revenues increased approximately 0.1% and 0.2%, respectively. In preparing our Form 10-K, we considered the disclosure requirements for MD&A contained in Item 303 of Regulation S-K and concluded that the difference in amounts of vendor rebates received from period to period were not material and did not warrant additional disclosure in our MD&A. To the extent that changes in our vendor rebates are material in the future, we will include such discussion as required by Item 303 of Regulation S-K.

Property and equipment, page 35

9.	It appears that furniture, fixtures and equipment as discussed within this note, should be consistently disclosed as games, kitchen and other equipment as provided within note 3 on page 39. As game, kitchen and other equipment represent a material amount of your consolidated assets (cost basis of approximately $410 million) with a wide range of estimated useful lives (i.e. 4 to 20 years) and consistent with the separate breakout of entertainment and dining activity amounts as provided in our comment above, we believe that the game assets should be disaggregated as a major component separate from the kitchen and other equipment assets with separate disclosure of their respective useful lives and the amounts of these major components in the notes to the financial statements in notes 1 and 3, respectively. In a similar manner, we also believe that the separate amount of inventories attributed to (i) entertainment; and (ii) food and beverage should be disclosed in the notes for each balance sheet reporting period. Please advise and revise as appropriate in future filings.

Response:

We agree with the Staff’s view that game and ride equipment should be disaggregated as a separate major component of our property and equipment. Therefore, in response to this comment, in future filings, we intend to separately disclose detailed information with respect to our game and ride equipment in both our summary of significant accounting policies and property and equipment footnotes. As of December 30, 2007, the cost basis of our game and ride equipment was approximately $214.0 million and was being depreciated over estimated useful lives generally ranging from four to 12 years, with the exception of non-technical play equipment which has estimated useful lives ranging from 15 to 20 years.

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We also agree with the Staff’s view that the amount of inventories attributed to food and beverage and entertainment activities should also be disclosed as separate components in the notes to our consolidated financial statements for each balance sheet reporting period. Therefore, in response to this comment, in future filings, we intend to provide separate disclosure of the food service and entertainment related components of our inventories. Food and beverage inventories include paper products needed for food service operations. Entertainment inventories consist primarily of novelty toy items used as redemption prizes for skill oriented games, as well as supplies needed for game area operations. As of December 30, 2007, food and beverage inventories were approximately $5.0 million and entertainment inventories were approximately $10.5 million.

10.	We note that you recognized a $9.6 million impairment during the fourth quarter, which appears to relate to your restaurant closings. However, due to the materiality of the impairment, please tell us, and revise your filing to disclose the facts and circumstances leading to the impairment as well as the method or methods for determining the fair value as required by paragraph 26 of SFAS 144.

Response:

Within our MD&A, on page 21, we disclose that, “[i]mpairments related to our store assets increased to $9.6 million in 2007 compared to $3.9 million for the same period in 2006. The asset impairment charges were recorded to write down the carrying amount of the property and equipment at six and five of our stores, in 2007 and 2006, respectively.” We also disclose within Note 11—“Quarterly results of operations (unaudited)” to our notes to consolidated financial statements that the fourth quarter 2007 impact of the asset impairments was approximately $8.4 million.

With respect to the $8.4 million impairment charge recognized in the fourth quarter 2007, approximately $2.3 million is attributable to our decision to close one store and the remainder relates to our decision to write down the carrying amount of property and equipment at four other stores we continue to operate. In regards to the four stores we continue to operate, management determined that in the fourth quarter of 2007 (1) sufficient time-horizon milestones had passed with respect to store opening dates and investments made in the stores, (2) local economic conditions and competitive pressures had adversely impacted the stores operating results, and (3) the stores’ forecasted cash flows were insufficient to recover the carrying amount of their assets. We primarily determine the fair value of a store’s assets by discounting the expected future cash flows of the store over the remaining term of its lease using a risk-free rate of interest. Based upon the results of our asset impairment testing performed in the fourth quarter of 2007, the fair value of these stores’ long-lived assets declined below their carrying amount and impairment charges were taken.

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Within our discussion of Critical Accounting Policies and Estimates on page 26 of our Form 10-K, under the caption “Valuation of Long-Lived Assets,” we disclosed the criteria that lead us to impair long-lived assets, as set forth within SFAS 144. Specifically, we disclosed that long-lived assets are “reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as historical negative cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives.” This accounting policy is also articulated on page 35 within Note 1 – “Summary of significant accounting policies” to our notes to consolidated financial statements under the caption “Property and equipment”. Additionally, on page 26 of our Form 10-K we disclose that we determine fair value by “discounting expected future cash flows using a risk-free rate of interest or other market information.” This valuation method is also disclosed on page 35 of our Form 10-K where we state that the estimated discounted future operating cash flows of an asset approximates its fair value.

Based on the Staff’s comment, we intend to expand, in future filings, our discussion related to our fourth quarter 2007 impairment charges to disclose that (1) in connection with our decision to close one of our store locations we recognized an impairment charge of approximately $2.3 million, (2) we recognized impairment charges of approximately $6.1 million due to the decline in the estimated fair value of four of our stores which had been adversely affected by economic and competitive factors in the markets in which the stores are located, (3) due to the negative impact of these contributing factors we determined that the forecasted cash flows of these stores were insufficient to recover the carrying amount of their assets, and (4) the estimated fair value of these stores long-lived assets had declined below their carrying amount.

In preparing our Form 10-K, we considered the disclosure requirements provided in paragraph 26 of SFAS 144 and believed that our disclosures substantially complied with that guidance. Furthermore, we did not disclose more specific facts and circumstances leading to the fourth quarter impairment because we believed that, in relation to the disclosures we made in our Critical Accounting Policies and Estimates and notes to the consolidated financial statements, such additional information was not qualitatively material. We have since reevaluated the discussion of this matter in our Form 10-K and believe that the disclosure of additional information may be useful to investors. Therefore, we respectfully request that we be allowed to defer the expanded disclosure described above until future filings.

* * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (972) 258-4525.

Sincerely,

CEC Entertainment, Inc.

/s/ Christopher D. Morris
Christopher D. Morris
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Richard M. Frank, Chairman and CEO

Michael H. Magusiak, President

Darin E. Harper, Vice President, Controller

Jay A. Young, Vice President, General Counsel

Larry T. McDowell, Chairman of Audit Committee

Roger W. Bivans, Chairman, Baker & McKenzie LLP

Don Wagner, Deloitte & Touche